787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

January 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,041

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,041 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares MSCI All Country Asia ex Japan Minimum Volatility ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of Asian equities (excluding Japan) that, in the aggregate, have lower volatility characteristics relative to the broader Asian equity markets (excluding Japan).

The Fund seeks to track the investment results of the MSCI AC Asia ex Japan Minimum Volatility (USD) Index (the “Underlying Index”), which has been developed by MSCI Inc. (“MSCI”) to measure the performance of Asian equity securities, excluding Japan, that, in the aggregate, have lower volatility. The Underlying Index begins with the MSCI AC Asia ex Japan Index, which is a capitalization-weighted index, and then follows a rules-based methodology to determine weights for securities in the index that seeks to minimize total risk of the MSCI AC

Asia ex Japan Index. As of December 31, 2013, the Underlying Index includes the following 10 developed and emerging market countries or regions: China, Hong Kong, India, Indonesia, Malaysia, the Philippines, Singapore, South Korea, Taiwan and Thailand. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include financials, information technology, industrials and telecommunications companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Fee information will be specific to this Fund.

The Amendment follows the general format used in prior Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 956 filed pursuant to Rule 485(a)(2) on September 11, 2013, relating to the iShares Currency Hedged MSCI Japan ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 956, filed pursuant to Rule 485(a)(2) on September 11, 2013.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Buying and Selling Shares,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information — Taxes,” “Shareholder Information — Taxes on Distribution,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Investment Adviser,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Investment Advisory, Administrative and Distribution Services — Financial Intermediary Compensation,” “Additional Information Concerning the Company — Termination of the Company or the Fund,” “Additional Information Concerning the Company — DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*  *  *  *  *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).